FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1. Calquence combination improved PFS in 1L MCL

02 May 2024

Calquence combination regimen demonstrated statistically significant and clinically meaningful improvement in progression-free survival in 1st-line mantle cell lymphoma in ECHO Phase III trial

First BTK inhibitor to show favourable trend in overall survival
vs. standard-of-care chemoimmunotherapy in this setting

Positive high-level results from an interim analysis of the ECHO Phase III trial showed AstraZeneca's Calquence (acalabrutinib) in combination with standard-of-care chemoimmunotherapy, bendamustine and rituximab, demonstrated a statistically significant and clinically meaningful improvement in progression-free survival (PFS) versus standard of care in previously untreated adult patients with mantle cell lymphoma (MCL).

A trend was observed in favour of Calquence plus chemoimmunotherapy for the secondary endpoint of overall survival (OS). The OS data were not mature at the time of this analysis and the trial will continue to assess OS.

MCL is a rare and typically aggressive form of non-Hodgkin lymphoma (NHL), often diagnosed as a late-stage disease, resulting when B-lymphocytes mutate into malignant cells within a region of the lymph node known as the mantle zone.1,2 It is estimated that there are more than 27,500 patients diagnosed with MCL worldwide.3,4

Michael Wang, MD, Puddin Clarke Endowed Professor, Director of Mantle Cell Lymphoma Program of Excellence, Co-Director of Clinical Trials at MD Anderson Cancer Center in Houston, US and principal investigator in the trial, said: "These positive progression-free survival results from the ECHO Phase III trial could provide a new standard of care for patients with mantle cell lymphoma. Incorporating Calquence into the first-line mantle cell lymphoma setting would give many more patients the opportunity to benefit from the robust efficacy and strong safety profile we've seen with this medicine."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "These impactful results in mantle cell lymphoma show that bringing Calquence to the first-line setting significantly delays disease progression and, for the first time, shows potential to extend survival. The improvement in progression-free survival together with the differentiated safety profile of Calquence are both important as we strive to transform outcomes earlier in the course of disease treatment."

The safety and tolerability of Calquence was consistent with its known safety profile, and no new safety signals were identified.

The data will be presented at a forthcoming medical meeting and shared with global regulatory authorities.

As part of an extensive clinical development programme, AstraZeneca is currently evaluating Calquence alone and in combination for the treatment of multiple B-cell blood cancers, including chronic lymphocytic leukaemia (CLL), MCL, and diffuse large B-cell lymphoma.

Calquence has been used to treat more than 80,000 patients worldwide and is approved for the treatment of CLL and small lymphocytic lymphoma (SLL) in the US, approved for CLL in the EU and many other countries worldwide and approved in Japan and China for relapsed or refractory CLL and SLL. Calquence is also approved in the US, China and several other countries for the treatment of adult patients with MCL who have received at least one prior therapy. Calquence is not currently approved for the treatment of MCL in Japan or the EU.

Notes

Mantle cell lymphoma

MCL is an uncommon subtype of B-cell non-Hodgkin lymphoma.5 MCL comprises about 3-6% of non-Hodgkin lymphomas, with an annual incidence of 0.5 per 100,000 population in Western countries; in the US, it is estimated that approximately 4,000 new cases of MCL are diagnosed each year.5,6 While MCL patients initially respond to treatment, patients do tend to relapse.5

ECHO

ECHO is a randomised, double-blind, placebo-controlled, multi-centre Phase III trial evaluating the efficacy and safety of Calquence plus bendamustine and rituximab compared to standard of care chemoimmunotherapy (bendamustine and rituximab) in adult patients at or over 65 years of age (n=598) with previously untreated MCL.7 In the experimental arms, patients were randomised 1:1 to receive either Calquence or placebo administered orally twice per day, on 28 day treatment cycles, plus bendamustine on days 1 and 2 and rituximab on day 1. After six cycles of Calquence or placebo in combination with bendamustine and rituximab, patients receive Calquence or placebo plus maintenance rituximab for two years and then either Calquence or placebo only until disease progression.7

The primary endpoint is PFS and key secondary endpoints include OS, overall response rate (ORR), duration of response (DoR) and time to response (TTR).7 The trial includes 27 countries across North and South America, Europe, Asia and Oceania.7

The ECHO trial was conducted from 2017 to 2023 continuing through the COVID-19 pandemic. Patients with blood cancer remain at a disproportionately high risk of severe outcomes from COVID-19, including hospitalisation and death compared to the general population.8

Calquence

Calquence (acalabrutinib) is a next-generation, selective inhibitor of Bruton's tyrosine kinase (BTK). Calquence binds covalently to BTK, thereby inhibiting its activity.9 In B cells, BTK signalling results in activation of pathways necessary for B-cell proliferation, trafficking, chemotaxis and adhesion.

AstraZeneca in haematology

AstraZeneca is pushing the boundaries of science to redefine care in haematology. We have expanded our commitment to patients with haematologic conditions, not only in oncology but also in rare diseases with the acquisition of Alexion, allowing us to reach more patients with high unmet needs. By applying our deep understanding of blood cancers, leveraging our strength in solid tumour oncology and delivering on Alexion's pioneering legacy in complement science to provide innovative medicines for rare diseases, we are pursuing the end-to-end development of novel therapies designed to target underlying drivers of disease. Following AstraZeneca's recent acquisition of Gracell Biotechnologies Inc., we have broadened our pipeline of innovative cell therapies with a differentiated manufacturing process to potentially further address haematologic malignancies.

By targeting haematologic conditions with high unmet medical needs, we aim to deliver innovative medicines and approaches to improve patient outcomes. Our goal is to help transform the lives of patients living with malignant, rare and other related haematologic diseases, shaped by insights from patients, caregivers and physicians to have the most meaningful impact.

AstraZeneca in oncology

AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
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References
1.   Lymphoma Research Foundation. Mantle Cell Lymphoma. Available at: https://lymphoma.org/aboutlymphoma/nhl/mcl/. Accessed April 2024.
2.   National Organization for Rare Disorders. Mantle Cell Lymphoma. Available at: https://rarediseases.org/rare-diseases/mantle-cell-lymphoma/. Accessed April 2024.
3.   GLOBOCAN. Non-Hodgkin Lymphoma. Available at: https://gco.iarc.who.int/media/globocan/factsheets/cancers/34-non-hodgkin-lymphoma-fact-sheet.pdf. Accessed April 2024.
4.   Lynch DT, Koya S, Acharya U, et al. Mantle Cell Lymphoma. Available at: https://www.ncbi.nlm.nih.gov/books/NBK536985/. Accessed April 2024.
5.   Cheah C, Seymour J, Wang ML. Mantle cell lymphoma. J Clin Oncol. 2016;34(11):1256-1269. doi: 10.1200/JCO.2015.63.5904.
6.   MD Anderson Cancer Center. What to know about mantle cell lymphoma. Available at: https://www.mdanderson.org/cancerwise/what-to-know-about-mantle-cell-lymphoma-symptoms-diagnosis-and-treatment.h00-159385101.html. Accessed April 2024.
7.   ClinicalTrials.gov. A Study of BR Alone Versus in Combination With Acalabrutinib in Subjects With Previously Untreated MCL. Available at: https://clinicaltrials.gov/study/NCT02972840. Accessed April 2024.
8.   Dube S, et al. Continued Increased Risk of COVID-19 Hospitalisation and Death in Immunocompromised Individuals Despite Receipt of ≥4 Vaccine Doses: Updated 2023 Results from INFORM, a Retrospective Health Database Study in England. Poster P0409 at ECCMID 2024
9.   Wu J, Zhang M, Liu D. Acalabrutinib (ACP-196): a selective second-generation BTK inhibitor. J Hematol Oncol. 2016;9(21).

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 02 May 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary